CRYSTAL RIVER CAPITAL, INC.

Three World Financial Center

200 Vesey Street, Tenth Floor

New York, New York 10281-1010

July 19, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention:  Tom Kluck, Esq.

Re:	Crystal River Capital, Inc.
Registration Statement on Form S-3 (File No. 333-145754)
Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Crystal River Capital, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above-referenced registration statement on Form S-3, as declared effective by the Commission on September 11, 2007 (the “Registration Statement”). The Company does not intend to conduct an offering of any of the securities contemplated by the Registration Statement because it expects to be acquired by Brookfield Asset Management Inc. in a merger that is expected to close on July 30, 2010.  No securities have been or will be sold under the Registration Statement.

Accordingly, the Company requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned via facsimile at (212) 549-8310, with a copy to Keith Pisani of Paul, Hastings, Janofsky & Walker LLP via facsimile at (212) 230-7693.

If you have any questions or comments or require further information regarding this application for withdrawal of the Registration Statement, please do not hesitate to contact Keith Pisani by phone (212-318-6053), email (keithpisani@paulhastings.com) or facsimile (212 230-7693).

Sincerely,

Crystal River Capital, Inc.

/s/ Jonathan C. Tyras
Name: Jonathan C. Tyras
Title: Vice President, General Counsel and Secretary and Agent for Service of Process under the Registration Statement